

March 10, 2011

Mr. Bradley W. Evans, Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

>   **Re: Chugach Electric Association, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed May 14, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed August 9, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Filed November 12, 2010**
>   **File No. 033-42125**

Dear Mr. Evans:

    We have reviewed your response to our comment letter dated January 19, 2011 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Financial Statements</u>

<u>Note (1) Description of Business and Significant Accounting Policies, page 58</u>

<u>(c) Regulation</u>

1. We have read your response to comment one in our letter dated December 20, 2010. Table 1 of your response is unclear as to how the information presented therein demonstrates that your base rates are set based on your *specific costs*. Based on your response, it appears that your regulatory authority requires electric cooperatives to use a debt service coverage approach to rate making. Please provide us with additional information:

   - Please explain how the TIER approach is designed to recover your *specific* costs of providing service such that revenue requirements are designed to *equal* entity specific costs (O&M, depreciation, interest, taxes, etc.). We note you state that your total revenue requirement is based on a *system debt service margin* (TIER) requirement of 1.30. You state you believe this demonstrates that you are permitted full cost recovery, plus an allowable debt service margin of .30 on interest expense. It is unclear to us how inclusion of a margin on your interest expense does not result in over recovery of your specific costs;
   - Tell us how recovery of a margin on interest expense which includes an "excess" coverage component complies with ASC 980-10-15-2;
   - Explain what specific costs are being recovered by TIER's 1.3 coverage component indicating whether the multiple is applied only to interest or also to debt principal payments;
   - Tell us specifically whether the method used in setting your rates is solely a debt service coverage approach to ratemaking, solely a rate base/rate of return approach or some combination of the two methods. If some combination of methods is used, please explain to us in reasonable detail how the combination is applied and results in neither over or under recovery of your specific costs.

   In this regard, it would be helpful if you would provide us with a more detailed example of the rate setting process, explaining how your method meets the requirements of ASC 980-10-15-2 b. & c. We may have further comment.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3849 if you have any questions.

Sincerely,

/s/ James A. Allegretto

James A. Allegretto
Senior Assistant Chief Accountant